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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM T-1

             Statement of Eligibility under the Trust Indenture Act
              of 1939 of a Corporation Designated to Act as Trustee

                    Securities Act of 1933 File No: 333-84547

              CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A
                   TRUSTEE PURSUANT TO SECTION 305(b)(2): [X]

                      -------------------------------------

                                  SUNTRUST BANK
               (Exact name of trustee as specified in its charter)


                  Georgia                                 58-0466330
      (Jurisdiction of incorporation                    (I.R.S. Employer
        if not a U.S. national bank)                  Identification Number)

      303 Peachtree Street, Suite 300
             Atlanta, Georgia                                  30303
 (Address of principal executive offices)                    (Zip Code)


                               Vincent R. Harrison
                                  SunTrust Bank
                          424 Church Street, 6th Floor
                           Nashville, Tennessee 37219
                                 (615) 748-5290
            (Name, address and telephone number of agent for service)


                             MURPHY OIL CORPORATION
               (Exact name of obligor as specified in its charter)


               Delaware                                   71-0361522
    (State or other jurisdiction of                     (I.R.S. Employer
     incorporation or organization)                   Identification Number)

           200 Peach Street
          El Dorado, Arkansas                               71731-7000
(Address of principal executive offices)                    (Zip Code)

                       $350,000,000 6.375% Notes Due 2012
                       (Title of the indenture securities)

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ITEM 1.   GENERAL INFORMATION

               (a) The following are the names and addresses of each examining or supervising authority to which the Trustee is subject.

                    Name                               Address
                    ----                               -------
                    Department of Banking and Finance  Atlanta, Georgia
                    State of Georgia
                    Federal Reserve Bank of Atlanta    104 Marietta Street, N.W.
                                                       Atlanta, GA
                    Federal Deposit Insurance Corp.    Washington, D.C.

               (b) The Trustee is authorized to exercise corporate trust powers.

ITEM 2.   AFFILIATIONS WITH THE OBLIGOR.

               The obligor is not an affiliate of the Trustee.

    No Responses are included for items 3 through 12, 14 and 15. Responses to those items are not required because, as provided in general instruction (b) to Item 13, the obligor is not in default on any Securities issued under indentures under which SunTrust Bank is a Trustee.

ITEM 13.  DEFAULTS BY THE OBLIGOR.

               Not applicable.

ITEM 16.  LIST OF EXHIBITS.

    List below all exhibits filed as a part of this statement of eligibility; exhibits identified in parentheses are filed with the Commission and are incorporated herein by reference as exhibits hereto pursuant to Rule 7a-29 under the Trust Indenture Act of 1939, as amended.

    EXHIBIT 1 A copy of the Articles of Amended and Restated Articles of Association of SunTrust now in effect (dated as of August 8, 2000) (Included in Exhibit 1 to Form T-1, Registration No. 333-62644).

    EXHIBIT 2 A copy of the Certificate of Authority of SunTrust to commence business. (Included in Exhibit 1).

    EXHIBIT 3 A copy of the authorization of SunTrust to exercise corporate trust powers. (Included in Exhibit 1).

    EXHIBIT 4 A copy of the Existing Bylaws of SunTrust Bank, as amended and restated February 13, 2001 (Included in Exhibit 4 to Form T-1, Registration No. 333-62644).

    EXHIBIT 5  Not applicable.

    EXHIBIT 6  Consent of SunTrust Bank, required by Section 321(b) of the Act.

    EXHIBIT 7 The latest report of condition of SunTrust Bank, dated as of December 31, 2001.

    EXHIBIT 8  Not Applicable.

    EXHIBIT 9  Not Applicable.

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                                    SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, SunTrust Bank, a banking corporation organized and existing under the laws of the State of Georgia, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Nashville and State of Tennessee on this 30 day of April, 2002.

                                         SunTrust Bank

                                         By:  /s/ Vincent R. Harrison
                                            -----------------------------------
                                            Vincent R. Harrison

                                            Title: Vice President